UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 24, 2012

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On January 24, 2012, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the fourth quarter and 2011 year-end results. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith as Exhibit 99.2 and incorporated by reference is supplemental information for the quarter and year ended December 31, 2011. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued January 24, 2012:
        McDonald's Momentum Delivers Another Year Of Strong Results For 2011

99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 24, 2012

By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President – Controller

Exhibit Index

Exhibit 99.1



FOR IMMEDIATE RELEASE
1/24/12

FOR MORE INFORMATION CONTACT:
Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S MOMENTUM DELIVERS ANOTHER YEAR OF STRONG RESULTS FOR 2011

OAK BROOK, IL — McDonald's Corporation today announced strong results for the fourth quarter and year ended December 31, 2011, fueled by broad-based growth across all areas of the world. The Company posted higher revenues, operating income and earnings per share compared with the prior year.

"During 2011, McDonald's continued momentum drove higher profitability and market share gains as we fortified our leadership position around the world," said McDonald's Chief Executive Officer Jim Skinner. "The ongoing strength of McDonald's results is rooted in our Plan to Win with a relentless focus on what matters most to our customers. We are enhancing the customer experience – from our menu and service to our value and convenience – while giving more people more reasons to visit McDonald's more often."

Full year 2011 highlights included:

- Global comparable sales increased 5.6%, with positive comparable sales across all geographic segments for every quarter

- Consolidated revenues up 12% (8% in constant currencies) to a record-high of $27 billion

- Combined operating margin increase of 60 basis points to 31.6%

- Consolidated operating income increase of 14% (10% in constant currencies) with the U.S. up 6%, Europe up 15% (10% in constant currencies) and APMEA up 27% (17% in constant currencies)

- Diluted earnings per share of $5.27, up 15% (11% in constant currencies)

- Returned $6.0 billion to shareholders through share repurchases and dividends

Fourth Quarter highlights included:

- Global comparable sales increased 7.5%, with the U.S. up 7.1%, Europe up 7.3% and Asia/Pacific, Middle East and Africa up 6.9%

- Consolidated revenues increased 10% (10% in constant currencies)

- Consolidated operating income increase of 14% (14% in constant currencies) with the U.S. up 15%, Europe up 10% (12% in constant currencies) and APMEA up 22% (19% in constant currencies)

- Diluted earnings per share of $1.33, up 15% (15% in constant currencies)

McDonald's U.S. delivered strong results for the fourth quarter and year, including the segment's highest annual comparable sales performance since 2006. Throughout 2011, the U.S. reinforced the Company's dedication to everyday value, showcased core and new product offerings, increased convenience and further upgraded McDonald's restaurant portfolio with fresh, modern designs that enhance brand relevance.

Europe generated strong comparable sales results and market share gains for the quarter and year in the face of ongoing economic uncertainty. France, the U.K., Russia and Germany led the segment's operating income growth for both periods. Emphasis on unique promotional food events, fourth-tier menu development and restaurant reimaging continued to provide an appealing customer experience and contributed to the segment's performance.

Asia/Pacific, Middle East and Africa posted strong comparable sales for the quarter and year and delivered double-digit operating income growth for both periods, led by stronger results in many markets. Results across the segment were driven by robust value platforms, brand differentiating conveniences and locally-relevant menu options.

Jim Skinner continued, "As we begin 2012, we are intensifying our efforts toward the global priorities that represent our greatest opportunities under the Plan to Win – optimizing and evolving our menu, modernizing the customer experience and broadening accessibility to our Brand. In 2012, we plan to invest about $2.9 billion of capital – roughly half dedicated to opening more than 1,300 new McDonald's restaurants and the other half allocated to investing in our existing locations, including the reimaging of over 2,400 restaurants. I am confident that the investments we are making today will yield long-term value for our shareholders."

Jim Skinner concluded, "I am pleased with McDonald's 2011 results, which were achieved through the dedication of our Owner/Operators, suppliers and employees who provide an exceptional restaurant experience to the nearly 68 million customers we serve every day. McDonald's begins 2012 with nearly nine years of positive momentum, a business model that delivers across a variety of market and economic conditions and global January sales that are expected to remain strong at 5.5% to 6.5%."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended December 31,				Years Ended December 31,			
	2011	2010	% Inc	% Inc Excluding Currency Translation	2011	2010	% Inc	% Inc Excluding Currency Translation
Revenues	$ 6,822.7	$ 6,214.1	10	10	$ 27,006.0	$ 24,074.6	12	8
Operating income	2,120.0	1,857.2	14	14	8,529.7	7,473.1	14	10
Net income	1,376.6	1,242.3	11	11	5,503.1	4,946.3	11	7
Earnings per share-diluted*	1.33	1.16	15	15	5.27	4.58	15	11

* Foreign currency translation had no impact on 2011 diluted earnings per share for the quarter and a positive impact of $0.19 per share for the year.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and full-year ended December 31, 2011.

McDonald's Corporation will broadcast its investor conference call live over the Internet at 9:00 a.m. Central Time on January 24, 2012. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

The Company plans to release January 2012 sales information on February 8, 2012.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　**Inc / (Dec)**

Quarters Ended December 31,	2011	2010	$	%
Revenues				
Sales by Company-operated restaurants	$ 4,587.2	$ 4,170.2	417.0	10
Revenues from franchised restaurants	2,235.5	2,043.9	191.6	9
TOTAL REVENUES	6,822.7	6,214.1	608.6	10
Operating costs and expenses				
Company-operated restaurant expenses	3,731.1	3,379.8	351.3	10
Franchised restaurants-occupancy expenses	378.0	359.8	18.2	5
Selling, general & administrative expenses	661.2	665.8	(4.6)	(1)
Impairment and other charges (credits), net	0.3	(12.1)	12.4	n/m
Other operating (income) expense, net	(67.9)	(36.4)	(31.5)	(87)
Total operating costs and expenses	4,702.7	4,356.9	345.8	8
OPERATING INCOME	2,120.0	1,857.2	262.8	14
Interest expense	126.9	117.0	9.9	8
Nonoperating (income) expense, net	9.4	6.6	2.8	46
Income before provision for income taxes	1,983.7	1,733.6	250.1	14
Provision for income taxes	607.1	491.3	115.8	24
NET INCOME	$ 1,376.6	$ 1,242.3	134.3	11
EARNINGS PER SHARE-DILUTED	$ 1.33	$ 1.16	0.17	15
Weighted average shares outstanding-diluted	1,034.7	1,068.8	(34.1)	(3)

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data						Inc / (Dec)	
Years Ended December 31,		2011		2010		$	%
Revenues							
Sales by Company-operated restaurants	$	18,292.8	$	16,233.3		2,059.5	13
Revenues from franchised restaurants		8,713.2		7,841.3		871.9	11
TOTAL REVENUES		27,006.0		24,074.6		2,931.4	12
Operating costs and expenses							
Company-operated restaurant expenses		14,837.9		13,059.5		1,778.4	14
Franchised restaurants-occupancy expenses		1,481.5		1,377.8		103.7	8
Selling, general & administrative expenses		2,393.7		2,333.3		60.4	3
Impairment and other charges (credits), net		(3.9)		29.1		(33.0)	n/m
Other operating (income) expense, net		(232.9)		(198.2)		(34.7)	(18)
Total operating costs and expenses		18,476.3		16,601.5		1,874.8	11
OPERATING INCOME		8,529.7		7,473.1		1,056.6	14
Interest expense		492.8		450.9		41.9	9
Nonoperating (income) expense, net		24.7		21.9		2.8	13
Income before provision for income taxes		8,012.2		7,000.3		1,011.9	14
Provision for income taxes		2,509.1		2,054.0		455.1	22
NET INCOME	$	5,503.1	$	4,946.3		556.8	11
EARNINGS PER SHARE-DILUTED	$	5.27	$	4.58		0.69	15
Weighted average shares outstanding-diluted		1,044.9		1,080.3		(35.4)	(3)

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Year Ended December 31, 2011

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the quarter and year ended December 31, 2011, hereafter referred to as the "quarter" and "year". This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended December 31,	2011	2010	Currency Translation Benefit/ (Cost) 2011
Revenues	$6,822.7	$6,214.1	$ (13.6)
Company-operated margins	856.1	790.4	(2.8)
Franchised margins	1,857.5	1,684.1	(3.1)
Selling, general & administrative expenses	661.2	665.8	—
Operating income	2,120.0	1,857.2	(4.2)
Net income	1,376.6	1,242.3	(3.4)
Earnings per share-diluted	1.33	1.16	—

Years Ended December 31,	2011	2010	Currency Translation Benefit/ (Cost) 2011
Revenues	$27,006.0	$24,074.6	$ 944.2
Company-operated margins	3,454.9	3,173.8	133.8
Franchised margins	7,231.7	6,463.5	212.6
Selling, general & administrative expenses	2,393.7	2,333.3	(55.4)
Operating income	8,529.7	7,473.1	301.1
Net income	5,503.1	4,946.3	195.3
Earnings per share-diluted	5.27	4.58	0.19

Foreign currency translation had minimal impact on consolidated operating results for the quarter. Foreign currency translation had a positive impact for the year, driven by the stronger Euro and Australian Dollar as well as most other currencies.

Net Income and Diluted Earnings per Share

For the quarter, net income increased 11% (11% in constant currencies) to $1,376.6 million and diluted earnings per share increased 15% (15% in constant currencies) to $1.33. Foreign currency translation had no impact on diluted earnings per share.

For the year, net income increased 11% (7% in constant currencies) to $5,503.1 million and diluted earnings per share increased 15% (11% in constant currencies) to $5.27. Foreign currency translation had a positive impact of $0.19 on diluted earnings per share.

The growth rate on net income was negatively impacted by an increase in the effective income tax rate for the quarter and year. The growth rate on diluted earnings per share benefited from a three percent decrease in diluted weighted average shares outstanding for the quarter and year.

During the quarter, the Company repurchased 3.7 million shares of its stock for $344.4 million, bringing total repurchases for the year to 41.9 million shares or $3.4 billion, and paid a quarterly dividend of $0.70 per share or $715.4 million, bringing the total dividends paid for the year to $2.6 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters Ended December 31,	2011	2010	% Inc	% Inc Excluding Currency Translation
Company-operated sales				
U.S.	$ 1,147.6	$ 1,056.3	9	9
Europe	1,956.9	1,804.9	8	10
APMEA*	1,252.2	1,110.7	13	11
Other Countries & Corporate**	230.5	198.3	16	17
Total	$ 4,587.2	$ 4,170.2	10	10
Franchised revenues				
U.S.	$ 1,056.2	$ 980.8	8	8
Europe	762.8	693.5	10	11
APMEA*	255.5	219.0	17	14
Other Countries & Corporate**	161.0	150.6	7	9
Total	$ 2,235.5	$ 2,043.9	9	10
Total revenues				
U.S.	$ 2,203.8	$ 2,037.1	8	8
Europe	2,719.7	2,498.4	9	10
APMEA*	1,507.7	1,329.7	13	11
Other Countries & Corporate**	391.5	348.9	12	14
Total	$ 6,822.7	$ 6,214.1	10	10

Years Ended December 31,	2011	2010	% Inc	% Inc Excluding Currency Translation
Company-operated sales				
U.S.	$ 4,432.6	$ 4,229.4	5	5
Europe	7,851.9	6,931.8	13	8
APMEA*	5,061.5	4,297.1	18	11
Other Countries & Corporate**	946.8	775.0	22	17
Total	$ 18,292.8	$ 16,233.3	13	8
Franchised revenues				
U.S.	$ 4,095.6	$ 3,882.2	5	5
Europe	3,034.5	2,637.4	15	9
APMEA*	958.0	768.4	25	14
Other Countries & Corporate**	625.1	553.3	13	8
Total	$ 8,713.2	$ 7,841.3	11	8
Total revenues				
U.S.	$ 8,528.2	$ 8,111.6	5	5
Europe	10,886.4	9,569.2	14	8
APMEA*	6,019.5	5,065.5	19	11
Other Countries & Corporate**	1,571.9	1,328.3	18	14
Total	$ 27,006.0	$ 24,074.6	12	8

* APMEA represents Asia/Pacific, Middle East and Africa

** Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

• **Consolidated:** Revenues increased 10% (10% in constant currencies) for the quarter and 12% (8% in constant currencies) for the year. The constant currency growth was driven primarily by positive comparable sales as well as expansion.

• **U.S.:** Revenues increased for the quarter and year due to positive comparable sales. Comparable sales growth was driven by everyday value, core and new product offerings, increased convenience and further upgrades to McDonald's restaurant portfolio with fresh, modern designs that enhance brand relevance.

• **Europe:** The constant currency increases in revenues for the quarter and year were primarily driven by comparable sales increases in Russia (which is entirely Company-operated), the U.K., France and Germany, as well as expansion in Russia.

• **APMEA:** The constant currency increases in revenues for the quarter and year were primarily driven by comparable sales increases in China and most other markets, as well as expansion in China.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix.

COMPARABLE SALES AND GUEST COUNTS

| | Comparable Sales % Increase / (Decrease) | | | | | | Comparable Guest Count % Increase | |
| | Months Ended December 31,* | | Quarters Ended December 31, | | Years Ended December 31, | | Years Ended December 31, | |
	2011	2010	2011	2010	2011	2010	2011	2010
U.S.	9.8	2.6	7.1	4.4	4.8	3.8	3.3	5.3
Europe	10.8	(0.5)	7.3	3.4	5.9	4.4	3.4	2.7
APMEA	6.5	8.9	6.9	5.5	4.7	6.0	4.3	4.9
Other Countries & Corporate	12.1	10.7	10.5	11.6	10.1	11.3	4.5	8.3
Total	9.6	3.7	7.5	5.0	5.6	5.0	3.7	4.9

* The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from (0.3%) to 1.6% in December 2011. In addition, the timing of holidays can impact comparable sales.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended December 31, 2011 | | Quarter Ended December 31, 2011 | | Year Ended December 31, 2011 | |
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	11	11	8	8	5	5
Europe	13	14	9	10	14	9
APMEA	14	11	14	11	16	7
Other Countries & Corporate	10	15	9	13	17	12
Total	12	12	10	10	11	7

FRANCHISED SALES
Dollars in millions

Quarters Ended December 31,	2011	2010	% Inc	% Inc Excluding Currency Translation
U.S.	$ 7,658.1	$ 7,108.1	8	8
Europe	4,308.0	3,943.0	9	10
APMEA	3,510.6	3,059.9	15	11
Other Countries & Corporate	1,977.5	1,824.9	8	12
Total*	$17,454.2	$15,935.9	10	9

Years Ended December 31,	2011	2010	% Inc	% Inc Excluding Currency Translation
U.S.	$29,739.4	$28,166.0	6	6
Europe	17,242.7	15,048.8	15	9
APMEA	13,040.7	11,372.8	15	6
Other Countries & Corporate	7,625.2	6,559.3	16	12
Total*	$67,648.0	$61,146.9	11	7

*   Sales from developmental licensed restaurants or foreign affiliated markets where the Company earns a royalty based on a percent of sales were $4,031.8 million and $3,502.9 million for the quarters 2011 and 2010, respectively, and for the year, were $15,065.8 million and $12,882.5, respectively. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended December 31,	Percent		Amount		% Inc.	% Inc Excluding Currency Translation
	2011	2010	2011	2010		
Franchised						
U.S.	83.9	83.2	$ 886.4	$ 816.3	9	9
Europe	79.2	78.2	604.2	542.4	11	12
APMEA	90.0	89.4	230.0	195.8	18	15
Other Countries & Corporate	85.1	86.1	136.9	129.6	6	8
Total	83.1	82.4	$ 1,857.5	$ 1,684.1	10	10
Company-operated						
U.S.	21.0	20.6	$ 240.4	$ 217.5	11	11
Europe	19.2	19.5	374.8	352.1	6	8
APMEA	16.3	17.1	204.1	190.3	7	5
Other Countries & Corporate	15.9	15.3	36.8	30.5	21	22
Total	18.7	19.0	$ 856.1	$ 790.4	8	9

Years Ended December 31,	Percent		Amount		% Inc	% Inc Excluding Currency Translation
	2011	2010	2011	2010		
Franchised						
U.S.	83.9	83.4	$ 3,436.4	$ 3,239.0	6	6
Europe	79.1	78.2	2,399.5	2,062.6	16	10
APMEA	89.5	89.3	857.8	685.9	25	15
Other Countries & Corporate	86.1	86.0	538.0	476.0	13	8
Total	83.0	82.4	$ 7,231.7	$ 6,463.5	12	9
Company-operated						
U.S.	20.6	21.3	$ 913.6	$ 902.1	1	1
Europe	19.3	19.8	1,514.1	1,373.4	10	5
APMEA	17.3	17.8	875.9	764.6	15	7
Other Countries & Corporate	16.0	17.2	151.3	133.7	13	9
Total	18.9	19.6	$ 3,454.9	$ 3,173.8	9	5

- *Franchised:* Franchised margin dollars increased $173.4 million or 10% (10% in constant currencies) for the quarter and $768.2 million or 12% (9% in constant currencies) for the year.

  - *U.S. & Europe:* The franchised margin percent increased for the quarter and year primarily due to positive comparable sales, partly offset by higher occupancy costs.

  - *APMEA:* The franchised margin percent increased for the quarter and year primarily due to a contractual escalation in the royalty rate for Japan in addition to positive comparable sales in most markets. The strengthening of the Australian Dollar had a negative impact on the year.

- *Company-operated:* Company-operated margin dollars increased $65.7 million or 8% (9% in constant currencies) for the quarter and $281.1 million or 9% (5% in constant currencies) for the year as positive comparable sales were partially offset by higher costs, primarily commodity costs, in all segments.

  - *U.S.:* The Company-operated margin percent increased for the quarter primarily due to positive comparable sales growth, partially offset by higher commodity and occupancy costs. The Company-operated margin percent decreased for the year primarily due to higher commodity and occupancy costs, partly offset by positive comparable sales.

  - *Europe:* The Company-operated margin percent decreased for the quarter and year primarily due to higher commodity, labor, and occupancy costs, partly offset by positive comparable sales.

- *APMEA:* The Company-operated margin percent for the quarter and year reflected positive comparable sales, offset by higher commodity, labor and occupancy costs. Acceleration of new restaurant openings in China also negatively impacted the margin percent for the quarter and year. Similar to other markets, new restaurants in China initially open with lower margins that grow significantly over time.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended December 31,		Years Ended December 31,	
	2011	2010	2011	2010
Food & paper	33.7	32.7	33.7	32.6
Payroll & employee benefits	25.2	25.5	25.2	25.4
Occupancy & other operating expenses	22.4	22.8	22.2	22.4
Total expenses	81.3	81.0	81.1	80.4
Company-operated margins	18.7	19.0	18.9	19.6

Selling, General & Administrative Expenses
Dollars in millions

Years Ended December 31,	2011	2010	% Inc/ (Dec)	% Inc/ (Dec) Excluding Currency Translation
U.S.	$ 779.1	$ 781.3	—	—
Europe	698.9	653.2	7	2
APMEA	341.0	305.8	12	5
Other Countries & Corporate	574.7	593.0	(3)	(4)
Total	$2,393.7	$2,333.3	3	—

- Selling, general & administrative expenses decreased 1% (1% in constant currencies) for the quarter and increased 3% (flat in constant currencies) for the year. The growth rate for the year reflected higher employee and other costs offset by lower incentive-based compensation as well as costs related to the 2010 Vancouver Olympics and 2010 Worldwide Owner/Operator Convention.

- Selling, general & administrative expenses as a percent of revenues decreased to 8.9% for the year 2011 compared with 9.7% for 2010, and as a percent of Systemwide sales decreased to 2.8% for the year 2011 compared with 3.0% for 2010.

Impairment and Other Charges (Credits), Net

- For the year 2010, the Company recorded after tax impairment charges of $39.3 million related to its share of strategic restaurant closing costs in Japan.

- For the quarter and year 2010, the Company recorded income of $21.0 million related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2011	2010	2011	2010
Gains on sales of restaurant businesses	$(39.4)	$(18.3)	$ (81.8)	$ (79.4)
Equity in earnings of unconsolidated affiliates	(51.1)	(33.0)	(178.0)	(164.3)
Asset dispositions and other expense	22.6	14.9	26.9	45.5
Total	$(67.9)	$(36.4)	$(232.9)	$(198.2)

- Equity in earnings of unconsolidated affiliates for the quarter increased due to higher income in Japan. The quarter and year also reflected a benefit from stronger foreign currencies partly offset by the decline in the number of unconsolidated partnerships in the U.S.

- Asset dispositions and other expense for the year declined due to higher gains on unconsolidated partnership dissolutions in the U.S. in 2011. In addition, 2010 included charges related to the voluntary glassware recall.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended December 31,	2011	2010	% Inc/ (Dec)	% Inc Excluding Currency Translation
U.S.	$ 934.4	$ 811.7	15	15
Europe	800.9	725.5	10	12
APMEA	381.0	313.2	22	19
Other Countries & Corporate	3.7	6.8	(44)	10
Total	$2,120.0	$1,857.2	14	14

Years Ended December 31,	2011	2010	% Inc	% Inc Excluding Currency Translation
U.S.	$3,666.2	$3,446.5	6	6
Europe	3,226.7	2,796.8	15	10
APMEA	1,525.8	1,199.9	27	17
Other Countries & Corporate	111.0	29.9	n/m	n/m
Total	$8,529.7	$7,473.1	14	10

n/m Not meaningful

- *U.S.:* Operating results increased for the quarter and year primarily due to higher franchised margin dollars. The quarter also benefited from higher Company-operated margin dollars and lower selling, general and administrative costs.

- *Europe:* Constant currency operating results increased for the quarter and year due to stronger operating performance in France, the U.K., Russia and Germany. Both periods were driven by higher franchised margin dollars, while higher Company-operated margin dollars also had a positive impact.

- *APMEA:* Constant currency operating results for the quarter and year were driven primarily by stronger operating results in many markets. The Company's share of impairment charges in 2010 positively impacted the constant currency growth rate by three percentage points for the quarter and four percentage points for the year 2011.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the year 2011 and 2010 was 31.6% and 31.0%, respectively.

Interest Expense

- Interest expense increased for the quarter and year reflecting higher average debt balances partly offset by lower average interest rates. In addition, stronger foreign currencies contributed to the increase for the year.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2011	2010	2011	2010
Interest income	$(11.0)	$ (6.8)	$(38.6)	$(20.6)
Foreign currency and hedging activity	1.2	(8.1)	8.8	(1.7)
Other expense	19.2	21.5	54.5	44.2
Total	$ 9.4	$ 6.6	$ 24.7	$ 21.9

Income Taxes

- The effective income tax rate was 30.6% for the quarter 2011 compared with 28.3% for the quarter 2010 and 31.3% for the year 2011 compared with 29.3% for the year 2010. The higher effective income tax rate for the quarter and year was primarily due to lower tax benefits related to certain foreign tax credits, partially offset by nonrecurring deferred tax benefits related to certain foreign operations.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 2 percentage points to 2012 Systemwide sales growth (in constant currencies), most of which will be due to the 869 net traditional restaurants added in 2011.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual diluted earnings per share by about 3-4 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2012, the total basket of goods cost is expected to increase 4.5-5.5% in the U.S. and 2.5-3.5% in Europe, with more pressure expected in the first half.

- The Company expects full-year 2012 selling, general & administrative expenses to increase about 6% in constant currencies, driven by certain technology investments, primarily to accelerate future restaurant capabilities, and costs related to the 2012 Worldwide Owner/Operator Convention and Olympics. The Company expects the magnitude of the increase to be confined to 2012. Fluctuations will be experienced between quarters due to the timing of certain items such as the Worldwide Owner/Operator Convention and the Olympics.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2012 to increase approximately 6-8% compared with 2011.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 24 cents.

- The Company expects the effective income tax rate for the full-year 2012 to be 31% to 33%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2012 to be approximately $2.9 billion. About half of this amount will be used to open new restaurants. The Company expects to open more than 1,300 restaurants including about 450 restaurants in affiliated and developmental licensee markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of about 900 restaurants. Approximately half of the remaining capital will be used for reinvestment in existing restaurants. More than 2,400 locations worldwide will be reimaged, some of which will require no capital investment from the Company.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At December 31,	2011	2010	Inc/ (Dec)
U.S.*	14,098	14,027	71
Europe			
Germany*	1,415	1,386	29
France	1,228	1,193	35
United Kingdom	1,198	1,194	4
Italy	432	410	22
Spain	425	414	11
Russia	310	275	35
Other	2,148	2,097	51
Total Europe	7,156	6,969	187
APMEA			
Japan*	3,298	3,302	(4)
China	1,464	1,287	177
Australia	865	831	34
Taiwan	361	348	13
Other	2,877	2,656	221
Total APMEA	8,865	8,424	441
Other Countries & Corporate			
Canada*	1,419	1,434	(15)
Brazil	662	616	46
Other	1,310	1,267	43
Total Other Countries & Corporate	3,391	3,317	74
Systemwide restaurants	33,510	32,737	773
Countries	119	117	2

* Reflected the following satellites: At December 31, 2011 – U.S. 1,084, Germany 179, Japan 898, Canada 449; At December 31, 2010 – U.S. 1,112, Germany 174, Japan 974, Canada 460.

SYSTEMWIDE RESTAURANTS BY TYPE

At December 31,	2011	2010	Inc/ (Dec)
U.S.			
Conventional franchised	12,546	12,477	69
Company-operated	1,552	1,550	2
Total U.S.	14,098	14,027	71
Europe			
Conventional franchised	4,961	4,785	176
Developmental licensed	210	179	31
Total Franchised	5,171	4,964	207
Company-operated	1,985	2,005	(20)
Total Europe	7,156	6,969	187
APMEA			
Conventional franchised	853	872	(19)
Developmental licensed	1,791	1,471	320
Foreign affiliated	3,619	3,574	45
Total Franchised	6,263	5,917	346
Company-operated	2,602	2,507	95
Total APMEA	8,865	8,424	441
Other Countries & Corporate			
Conventional franchised	1,167	1,145	22
Developmental licensed	1,928	1,835	93
Total Franchised	3,095	2,980	115
Company-operated*	296	337	(41)
Total Other Countries & Corporate	3,391	3,317	74
Systemwide			
Conventional franchised	19,527	19,279	248
Developmental licensed	3,929	3,485	444
Foreign affiliated	3,619	3,574	45
Total Franchised	27,075	26,338	737
Company-operated	6,435	6,399	36
Total Systemwide	33,510	32,737	773

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information on this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is whether we can remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our global operating environment. The IEO segment of the restaurant industry, although largely mature in our major markets, is highly fragmented and competitive. The IEO segment has been contracting in many markets, including some major markets, due to unfavorable economic conditions, and this may continue. Persistently high unemployment rates in many markets have also increased consumer focus on value and heightened pricing sensitivity. Combined with increasing pressure on commodity and labor costs, these circumstances affect restaurant sales and margin growth despite the strength of our brand and value proposition. We have the added challenge of the cultural, economic and regulatory differences that exist within and among the more than 100 countries where we operate. Initiatives we undertake may not have universal appeal among different segments of our customer base and can drive unanticipated changes in guest counts and customer perceptions. Our operations, plans and results are also affected by regulatory and similar initiatives around the world, notably the focus on nutritional content and the production, processing and preparation of food "from field to front counter," as well as industry marketing practices.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales and profits depends largely on how well we execute the Plan to Win.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;

- The risks associated with our franchise business model, including whether our franchisees and developmental licensees will have the experience and financial resources to be effective operators and remain aligned with us on operating, promotional and capital-intensive initiatives and the potential impact on us if they experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited by local law or otherwise, costly to exercise or subject to litigation;

- Our ability to drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours, and to motivate our restaurant personnel and our franchisees to achieve consistency and high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Whether our restaurant reimaging and rebuilding plans, which remain a priority, are targeted at the elements of the restaurant experience that will best accomplish our goals and whether we can complete our plans as and when projected;

- The costs and operational risks associated with our increasing reliance on information technology (including our point-of-sale and other in-store technology systems or platforms), including the risk that we will not realize fully the benefits of our investments in technology, which we are accelerating, as well as the potential for system failures, programming errors or breaches of security involving our systems or those of third-party operators of our systems;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our products (including their nutritional content), promotions and premiums, such as Happy Meals (collectively, our products), how we source the commodities we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The impact of social media and other mobile communications or photo applications that can be used to promote adverse perceptions of our operations or those of our suppliers, or to promote or threaten boycotts or other actions involving us or our suppliers, with significantly greater speed and scope than traditional media outlets;

- The success of our tiered approach to menu offerings and our ability to introduce new offerings, as well as the impact of our competitors' actions, including in response to our menu changes, and our ability to continue robust menu development and manage the complexity of our restaurant operations;

- Our ability to differentiate the McDonald's experience in a way that balances consumer value with margin expansion, particularly in markets where pricing or cost pressures are significant or have been exacerbated by the current challenging economic and operating environment;

- The impact of pricing, marketing and promotional plans on sales and margins and our ability to adjust these plans to respond quickly to changing economic conditions;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth, particularly in certain developing markets; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart (e.g., breakfast). To mitigate the impact of these conditions, we may take promotional or other actions that adversely affect our margins, limit our operating flexibility or result in charges or restaurant closings. Some macroeconomic conditions have an even more wide-ranging and prolonged impact. The current environment has been characterized by weak economies, persistently high unemployment rates, inflationary pressures and extreme volatility in financial markets worldwide, which has been exacerbated by the significant uncertainty associated with the ongoing sovereign debt crisis in certain Eurozone countries. This environment has adversely affected both business and consumer confidence and spending, and uncertainty about the long-term investment environment could further depress capital investment and economic activity. These unfavorable conditions are expected to persist for the foreseeable future in many of our most important markets. The key factors that can affect our operations, plans and results in this environment are the following:

- Whether our strategies will be effective in enabling the significant continued market share gains that we have included in our plans, while at the same time enabling us to achieve our targeted operating income growth, despite the uncertain economic outlook, resurgent competitors and a more costly and competitive advertising environment;

- The effectiveness of our supply chain management to assure reliable and sufficient product supply on favorable terms;

- The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers;

- The impact on restaurant sales and margins of recent volatility in commodity and gasoline prices, which we expect will continue and may be exacerbated by current events in the Middle East, and the impact of pricing, hedging and other actions that we, franchisees and suppliers may take to address this environment;

- The impact on our margins of labor costs given our labor-intensive business model, the long-term trend toward higher wages in both mature and developing markets and any potential impact of union organizing efforts;

- The impact of foreign exchange and interest rates on our financial condition and results;

- Whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The challenges and uncertainties associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment;

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings; and

- The impact of changes in our debt levels on our credit ratings, interest expense, availability of acceptable counterparties, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants.

Increasing legal and regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings;

- The impact of new, potential or changing regulation that can affect our business plans, such as those relating to marketing and the content and safety of our food and other products, as well as the risks and costs of our labeling and other disclosure practices, particularly given varying legal requirements and practices for testing and disclosure within our industry, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation, including taxation, in ways that could be material to our business;

- The risks and costs to us, our franchisees and our supply chain of increased focus by U.S. and overseas governmental authorities and non-governmental organizations on environmental matters, such as environmental sustainability, climate change, greenhouse gases and water consumption, including initiatives that effectively impose a tax on carbon emissions;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment claims, landlord/tenant disputes and intellectual property claims (including often aggressive or opportunistic attempts to enforce patents used in information technology systems); the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and the scope and terms of insurance or indemnification protections that we may have;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products, or the appropriateness or accuracy of our marketing or other communication practices;

- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, immigration, healthcare, retirement and other employee benefits and unlawful workplace discrimination;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The legal and compliance risks associated with information technology, such as the costs of compliance with privacy, consumer protection and other laws, the potential costs associated with alleged security breaches (including the loss of consumer confidence that may result and the risk of criminal penalties or civil liability to consumers or employees whose data is alleged to have been collected or used inappropriately) and potential challenges to the associated intellectual property rights or to our use of that intellectual property; and

- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or related authoritative interpretations), particularly if corporate tax reform becomes a key component of budgetary initiatives in the United States and elsewhere, and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing unfavorable global economic and extremely volatile market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Changes in financial or tax reporting and accounting principles or practices that materially affect our reported financial condition and results and investor perceptions of our performance;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can reflect market commentary (including commentary that may be unreliable or incomplete in some cases) or expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.